

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2008

Mr. Michael S. Borish
President and Chief Executive Officer
Freedom Environmental Services, Inc.
7395 Hoffer Avenue
Orlando, Florida 32822

Re: Freedom Environmental Services, Inc.
       Amendment No. 1 to Registration Statement on Form 10-12G
       Filed on: October 23, 2008
       File No.: 0-53388

Dear Mr. Borish:

        As you were advised by telephone on October 29, 2008, we have completed our review of your Form 10-12G registration statement and we have no further comments at this time.

                             Sincerely,

                             Pamela A. Long
                             Assistant Director